Filed by Liberty Media Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No. 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No. 001-34295

Transcript of Conference Call Regarding Acquisition of Sirius XM Holdings Inc. by Liberty Media Corporation held on January 3, 2014

Gregory B. Maffei, Chairman & Chief Executive Officer, Liberty Media Corporation

So just to review what we are proposing to do in this transaction, we will exchange newly issued Liberty C shares for the remaining outstanding stock of Sirius that the public holds. Immediately prior to the exchange, we will dividend out C shares tax-free to our [current] Liberty holders at a ratio of two new C shares for every A share or B share.

The exchange ratio of Liberty to Sirius is based on the relative trading over a specified period of time, 90 days, and before the dividend,  pro forma for the dividend rather is 0.0760, and prior to the dividend it’s 0.0253. And based on today’s close, that’s a 3.1% premium. But if you look at yesterday’s close, for example, it’s a 4.5% premium. But we really looked at it as effectively where we traded with them over the last 90 days.

This deal obviously is conditioned upon the approval by Sirius’s special committee. If their special committee doesn’t approve the deal, we’re not going to go forward with it. And [the deal is also conditioned upon] a majority vote of the minority non-Liberty Sirius shareholders, and we wouldn’t go forward without their approval as well.

Liberty’s shareholders will have to approve the issuance of these C shares to the Sirius holders because we’re issuing more than 20% of our stock, as required under the NASDAQ rules. Post-close, Sirius will hold 48.6% of the C shares. They’re at 39% of the new Liberty total equity market cap based on today’s close.

I would note; this is not a change of control. We already control Sirius XM, nor is it a minority squeeze-out because the Sirius shareholders are going to receive equity in which they are the largest piece, and they will continue to benefit from the upside of Sirius XM.

So why are we doing this? What’s our rationale? First is we want to simplify our capital structure and have a parent-only structure, eliminate some ambiguity around our long-term relationship between Sirius and Liberty. We also think it increases our financial flexibility and strategic flexibility. It optimizes our capital structure. It allows the Sirius shareholders to benefit from capital deployment and organic and strategic investments and return of capital across the whole Liberty portfolio. We believe it will enhance Liberty’s access to capital to support the pursuit of other potential attractive investment opportunities.

It aligns our management and the Sirius XM management more closely in recognizing that [Sirius XM represents] nearly 70% of [Liberty’s] operational value. And as I noted, it’s neither a change of control nor minority squeeze-out. All it does is move the Sirius XM shareholders in the position of a non-controlling economic stake at the [subsidiary] level to a similar non-controlling economic position in new Liberty at the parent company level.

So those are some of the reasons we think it’s attractive, and we also think it will be attractive similarly for our shareholders to have access to the Sirius XM cash flow to optimize, as I said, the combined capital structure, and to be able to pursue other economic opportunities.

I would note a couple of things here; that because of the issuance of those C shares, the new Liberty pro forma equity market cap will be $27 billion. And that will be a very liquid shareholding, a very liquid stock, and one we think will trade very well.

So with that, I’m happy to open it up to questions, if there are any.

Question and Answer

. . .

Question — Barton Crockett, Analyst, FBR Capital Markets

. . . I’m curious about your ambitions for share repurchase. We’ve been assuming that Sirius could do a lot of share repurchase. Now that they’ll be combined with Liberty, you guys have had share repurchase but other uses for cash. Do you sense that there will be any change in the combined entity as far as share repurchase should this go through?

Answer — Gregory Maffei

I think Liberty has always been in the return of capital business and done that effectively. I think if you look at Liberty parent since we created [the] separate Liberty Capital [tracking stock group], which became Liberty Media, I think that we bought back something like 52% of the company. So I suspect that there will continue to be a significant amount of return of capital given the high free cash flow generation of Sirius.

Question — Barton Crockett

Okay, great. It sounds like you’re also interested in having strategic flexibility to use cash for other things. We’ve spoken a lot about the Charter investment and things in cable. Could this be potentially an enhanced source of cash for ambitions in the cable industry?

Answer — Gregory Maffei

I think one of the things you know, Barton, is we have been lucky enough to see a bunch of attractive investment opportunities, not only at Sirius but across the Liberty portfolio, for example, increasing our investment in Live [Nation] that turned out very well. Investing in Charter has certainly turned out very well.

Frankly, being able to utilize that cash flow not only for share repurchase but for other equally interesting or potentially even more interesting alternatives is something that we would ask shareholders to have belief in the Liberty management team and point to the track record we’ve generated. And why this would, if we diverted some of the cash flow or decided to use some of the cash flow for investment opportunities, it was because we thought there were pretty attractive investment opportunities. But we’re not committed to either X amount of capital for new deals or X amount of capital for share repurchase. I would just note that we have done an awful lot of share repurchase.

Question — Barton Crockett

Okay. And then one final thing, just to make sure I get some facts straight. Can you update us on how many shares of Sirius that Liberty currently owns, and what would happen with the remaining $500 million share repurchase agreement? I think you executed some of that in November.

Answer — Gregory Maffei

Right. So we’re a little over 52% of the company, and we have asked in our letter that they curtail. I think they bought back $160 million of the $500 million, and we asked that they curtail, the company Sirius XM, the share repurchase of the remaining portion of the $500 million until we resolve these issues in the letter today, the offer. They’re under no obligation to do that, but we’ve asked that they do it.

. . .

Question — David C. Joyce, Analyst, International Strategy & Investment Group LLC

. . . I was just wondering if you could put some timeframes around the various stages from here in terms of when you think the Sirius special committee might get back to you, all the steps in the process.

Answer — Gregory Maffei

Yes, obviously, I can’t tell you when they’re going to get back to us because that’s really their business, but all indications are that they’re well along the way in terms of forming a special committee and moving the process along. And I think all of us would agree it’s in our interest to move on a timely basis, but we’ll see because there inevitably is some give-and-[take] in the negotiation. We’ll see how long that takes. And then once we have an agreement with them, obviously, it will take, as we noted of both types of shareholders, it should take something like 90 days after the agreement is reached to a close.

Question — David C. Joyce

Thank you. And in your contemplation of the Series C stock, would that be a non-voting class, as has typically been the case with other Liberty-related entities?

Answer — Gregory Maffei

Yes, that’s the anticipated result of the Series C shares.

. . .

Question — Amy Yong, Analyst, Macquarie Capital (USA), Inc.

. . . First on liquidity, can you actually clarify pro forma after the transaction what the liquidity available to Liberty to make additional investments is between just the liquidity available at Sirius XM and then also Liberty?

Answer — Gregory Maffei

I don’t think there’s a bright line number on that because Sirius, in our minds, has significant borrowing capacity. It also has significant free cash flow generation. And then Liberty has other assets that it could choose to either divest or borrow against. But let’s just say we believe we will have plenty of firepower.

Question — Amy Yong

Okay. And then just following up on the margin loan that you have against Sirius XM, can you just walk us through what the impact of that is with this transaction?

Answer — Gregory Maffei

We would obviously I think either need to find incremental collateral from other sources or arrange some other kind of financing to take that margin loan out.

Question — Amy Yong

Got it, and then last question for me. Sirius XM will clearly have a huge, massive NOL position; any ideas on how to unlock and how to create additional value with that NOL?

Answer — Gregory Maffei

I would say that Sirius XM is doing a very good job of utilizing that NOL itself by being quite profitable, something of a condition it wasn’t, obviously, several years ago, but is now doing very well against. But you’re right; to the degree that we had other earning assets that clearly bring the present value of that NOL forward that has some incremental value to us, but I don’t think that’s enormous. If you look at most of the other consolidated assets inside Liberty, they’re not generating significant operating income, so they wouldn’t be offsetting that NOL. We do have gains, capital gains that we could use to offset, but that probably wouldn’t be our first choice or the most appealing. We’d like to find other ways to do that. So I don’t think this [is] being driven by the use of the NOL by any means.

. . .

Question — Jason Boisvert Bazinet, Analyst, Citigroup Global Markets Inc. (Broker)

Do you think investors that are following the Charter-Liberty-Time Warner saga should view this transaction as a gating factor? In other words, this has to close before anything else can happen? Thanks.

Answer — Gregory Maffei

I don’t think they have to view it as a gating factor. I think there are lots of ways that something could occur there. But I would note, even if you look at the timeframes discussed here and you assume to some reasonable timeframe on anything that Charter was able to do with Time Warner, it’s likely that that would close significantly later than the transaction contemplated here.

. . .

Question — Ben Swinburne, Analyst, Morgan Stanley & Co. LLC

. . . Going back to the NOLs, Greg, is there a timeline here to access these for capital gains? I know you’ve already talked about the fact that that wasn’t super-interesting. But I believe there was some period...

Answer — Gregory Maffei

I don’t think we want to do that. But no, I don’t think that would be our appeal because we’ve generally found other ways to not recognize those gains and utilizing those NOLs, which will be consumed quite quickly by Sirius XM’s own profitable operations.

Question — Ben Swinburne

Okay.

Answer — Gregory Maffei

We won’t use them. I don’t think that’s likely to be where we go.

Question — Ben Swinburne

Okay. And this is probably an odd time to be asking a question about actually spinning Sirius.

Answer — Gregory Maffei

Yes, it is.

Question — Ben Swinburne

But I wanted to ask about a reverse RMT [Reverse Morris Trust]. An RMT, you guys have spun out wholly owned assets in the past before.

Answer — Gregory Maffei

Sure. I would suggest that this is not — it would seem unlikely that the next step would be to do an RMT, but nothing being done today would preclude an RMT.

Question — Ben Swinburne

Yes, my question was going to be whether there was some period of time that has to elapse before you could do it.

Answer — Gregory Maffei

I don’t know the nuance of that. I don’t believe that — we would still have to come up with an ATB to go with it. Unless we waited five years for it to become its own ATB, but you’re really contemplating long-term stuff here.

Question — Ben Swinburne

Right, okay. And then, just reading from the press release here, the Series C are the non-votes?

Answer — Gregory Maffei

Yes.

Question — Ben Swinburne

Right, okay. Do you know off the top of your head what the voting stake would be for Sirius shareholders in the new Liberty then pro forma for all this share that you’re issuing?

Answer — Gregory Maffei

They currently — right, we control the votes of Sirius XM because we have 52% of the votes.

Question — Ben Swinburne

Right.

Answer — Gregory Maffei

And they would move from being in a controlled subsidiary to having, admittedly, non-voting shares in the parent. So what we argue is most of their voting rights have already been obviated by the fact that we hold the majority.

Question — Ben Swinburne

Right. Okay, got it, thanks a lot.

Answer — Gregory Maffei

That’s why we don’t view this as a significant change in terms of their voting relationship

. . .

Question — Bryan D. Kraft, Analyst, Evercore Partners (Securities)

. . . Greg, I guess the alternative to this would have been just selling into Sirius’s share repurchase program as a source of capital, further investments, and down the road ultimately doing an RMT spin/merge with Sirius, which would have simplified the capital structure too. I guess just what made this a more attractive option than that first option that I had laid out?

Answer — Gregory Maffei

I think that we like Sirius XM. We are not really interested in selling down, and we’re certainly not interested in giving up control. And we thought, frankly, that there were a bunch of reasons why this is more attractive. First, it gives more financial flexibility to go do other things with that capital. But it could be doing other things with the stock to enhance Sirius. I would point out, today, if Sirius wants to do a big acquisition, concerns about votes, and everything become more meaningful, that will go away with these C share structures. And so we think this creates flexibility for Sirius to do things as well. So we think it’s very attractive in terms of creating flexibility in ways that holding and trying to sell down aren’t.

Question — Bryan D. Kraft

Okay. And I guess it sounds like you’re pretty positive on the long term for Sirius’s business against probably a backdrop where there are concerns, secular concerns. . .

Answer — Gregory Maffei

We read your report, Bryan. We read your report and moved.

Question — Bryan D. Kraft

So that was what drove it?

Answer — Gregory Maffei

No, I did read your report though.

Question — Bryan D. Kraft

Thanks for promoting it on your conference call. But I guess it’s safe to assume then you are pretty constructive and feel that there is a pretty good mode around their business long term despite new competition coming into the car?

Answer — Gregory Maffei

Yes, there’s competition all the time. We obviously are very enthused with Sirius XM business. It’s been a great performer and we expect it to continue to be.

. . .

Question — Kannan Venkateshwar, Analyst, Barclays Capital, Inc.

Thanks, just a couple of questions. The first is until recently you guys were talking about a buyback on a pretty large scale, and suddenly the whole focus has changed now to more of a controlling structure, and buybacks now don’t seem to be a priority.

Answer — Gregory Maffei

I’m sorry. I didn’t read that in the press release nor did I hear that in my earlier comments. I think buybacks will be one of the things that will absolutely be on the table and attractive for this company going forward.

Question — Kannan Venkateshwar

No, purely from a Sirius buyback perspective as a source of capital, that is something that you guys were talking about until recently. And now the structure that you’re approaching the whole transaction with is slightly different from a capital perspective. So what seemed to over the last couple of months, purely in terms of conversation with Sirius management and...

Answer — Gregory Maffei

Again, one more time, I dispute your premise. You keep suggesting that we won’t be doing share repurchase. And what I noted, as I said earlier in the call is, I think share repurchase will be an important part of our capital structure or our capital operations going forward. And I expect we will be doing share repurchase, but we’re going to weigh it against the full range of opportunities that are available to Sirius XM and Liberty.

Question — Kannan Venkateshwar

Yes, sorry, I was talking about actually the Sirius buyback program, not the Liberty program.

Answer — Gregory Maffei

Yes, but now they’re going to be one and the same. So I’m not sure exactly how that changes. Now you’re going to have...

Question — Kannan Venkateshwar

No, I guess...

Answer — Gregory Maffei

.. Look, the Sirius buyback program becomes the Liberty buyback program.

Question — Kannan Venkateshwar

No, that’s true. But purely in terms of who’s driving that buyback program, it’s slightly different.

Answer — Gregory Maffei

Who do you think drives it today? Liberty owns 52% of the company. Believe me, if Liberty wasn’t endorsing a buyback program at Sirius, it wouldn’t be happening.

Question — Kannan Venkateshwar

Okay, so I guess the logical assumption then to make is that the Sirius management team is broadly on board.

Answer — Gregory Maffei

I think you’ll have to - I’d like to think so. I think you’ll have to ask them. But of course, this will be ultimately determined by an independent special committee. We obviously care about the support of the Sirius management team, and I believe they are supportive. But the special committee will be the ones to determine that this is in the interest of the non-Liberty Sirius shareholders.

Question — Kannan Venkateshwar

Okay. And then coming from a leverage perspective, the Sirius management team has been slightly more conservative on that front. So it is fair to assume that now with you assuming in control that you have a slightly different perspective on leverage?

Answer — Gregory Maffei

I would say in general we have been like-minded with Sirius management. But we probably are a little more — Liberty has traditionally been more aggressive than many of our subsidiaries.

. . .

Question — James M. Ratcliffe, Analyst, The Buckingham Research Group, Inc.

. . . Following up on the leverage topic, is there any reason that, regarding the Sirius covenants, that would affect debt borrowed at the Liberty level post this transaction? And how do you think that the rating agencies would tend to look at Liberty now that it would be a combination of some pretty sizeable chunks of publicly traded assets and a large operating business? Do you think you get credit for the non-strategic publicly traded securities as quasi-cash when you look at it, or you don’t think you’ll get that benefit? Thanks.

Answer — Gregory Maffei

On the latter point, I can’t speak to what the rating agencies will do, but I suspect this would be an incremental enhancement to our capital, to our existing bonds, and our ability to borrow at the Liberty level. Maybe you could just repeat and make sure I understood your first question.

Question — James M. Ratcliffe

I was just wondering if there were any restrictions from the Sirius covenants regarding debt at the parent company level.

Answer — Gregory Maffei

Yes, not to my knowledge. I don’t believe we’ll have any restrictions on borrowing at the Liberty level because of actions here at Sirius.

. . .

Question — John P. Tinker, Senior Media & Internet Analyst, Maxim Group

. . . Just to clarify, who will be — because you mentioned there may be some negotiation on the price, so who will you actually be negotiating with?

Answer — Gregory Maffei

The Board of Directors of Sirius XM, as we noted, will have to form a special committee. Our understanding on best practice on these is that that special committee will be as independent as possible, and they’ll be the ones determining what is in the best interest of the non-Liberty Sirius shareholders, and that’s the group who will be responsible. But I’m sure they will hire financial advisors to advise them, and they’ll have lawyers to advise them. But it’s some combination of them that are ultimately responsible. Responsibility will lie with that special committee.

Question — John P. Tinker

And Liberty to some extent, to be crude, is regarded as John Malone’s PA [Personal Account]. And now it’s becoming — is it fair to say it’s now becoming far more of an operating company?

Answer — Gregory Maffei

I’m not sure I agree that it’s John Malone’s PA.

Question — John P. Tinker

I said PA.

Answer — Gregory Maffei

We’ve owned controlling positions and 100% positions in many companies along the way, whether it be QVC or STARZ or many others along the way, so I’m not sure I would do that. When we moved our portfolio around to try and take advantage of what we thought were attractive opportunities, whether it be to create the kind of companies which we thought would be valued more appropriately, or that we’re buying things or we were consolidating things because we thought we could do and add value to. So I don’t believe fundamentally — everything we’ve been doing over the last eight years since I’ve been with Liberty is that. I don’t think we’ve changed one iota.

Question — John P. Tinker

And sorry, just another final clarification. What’s the difference between the LMCA shares and the LMCC shares?

Answer — Gregory Maffei

The LMCA shares will have one vote per share and the LMCC shares will have no votes per share.

Question — John P. Tinker

Thanks and congratulations.

Answer — Gregory Maffei

Thank you, John.

. . .

Question — Tuna N. Amobi, Analyst, Standard & Poor’s Investment Advisory Services LLC

. . . So I guess one of the obvious questions is how you figured the exchange ratio and the implicit premium. I guess is that something that’s set in stone, or is there some flexibility to revisit that depending on the response you might get from the majority of the minority of Sirius?

Answer — Gregory Maffei

I think first the responsibility for negotiating that will be — or dealing with whether that’s considered an attractive offer will be the decision, as I noted, of the special committee and their advisors. And it would not be unknown for a special committee to come back and ask for more, and we will weigh what they ask for and whether that’s attractive for Liberty as we go forward.

Question — Tuna N. Amobi

Okay, thank you.

Answer — Gregory Maffei

If I could add one thing, as you note, ultimately this will have to go to a vote of the minority shareholders, the non-Liberty shareholders, and they’ll have to find it attractive too. But negotiating on their behalf will be that special committee.

Question — Tuna N. Amobi

Right, so let me rephrase the question. Why do you think that such a relatively modest premium is appropriate as your first shot?

Answer — Gregory Maffei

We think that the new C shares that we are offering through this will be attractive and will be the most liquid and the largest issuance of Liberty shares will be the premier asset or trading security rather, equity security of Liberty and we think offering given the large portion Sirius already is today of Liberty and the fact that we’re offering them the most liquid attractive security that Liberty will have, we thought this was an attractive offer for them.

Question — Tuna N. Amobi

Okay, that’s helpful.  Thank you.

. . .

Question — Sachin Shah, Analyst, Albert Fried & Co. LLC

. . . So I just wanted to understand, I did see the letter here that you posted in the 13-D filing. Why was the letter filed? This is an offer and the special committee has done it. Why haven’t you just announced a definitive merger agreement?

Answer — Gregory Maffei

The special committee has just been formed and they have not yet approved the deal.

Question — Sachin Shah

Okay, but I mean…

Answer — Gregory Maffei

It has only been offered at the company, which the special committee will have to rule on and look at.

Question — Sachin Shah

Okay. But are they aware of this, aside from the letter? This could have been done behind the scenes and you could have announced the...

Answer — Gregory Maffei

My understanding is, given our large position, when we changed our intent and made the decision to make an offer, we were obligated to make a 13-D filing and make the offer public.

Question — Sachin Shah

Okay. And so they’re aware . . .

Answer — Gregory Maffei

Sorry, they’re aware?  I didn’t hear the end of your…

Question — Sachin Shah

They’re aware of the premium that you’re providing them?

Answer — Gregory Maffei

They have the letter and they have the data that we set forth in the letter, as you do.

Question — Sachin Shah

Okay, all right. What regulatory approvals are needed here? Aside from the shareholder vote, the majority of the minority, what regulatory approvals are needed?

Answer — Gregory Maffei

I think given that Liberty is already in control from an FCC standpoint of the Sirius asset, we do not believe there will be significant regulatory approvals other than those we outlined.

. . .

Question — Brian Shea, Fixed Income Analyst, Wells Fargo Advisors LLC

. . . You mentioned earlier that there was significant borrowing capacity at Sirius. Could you talk a bit more about how you view Sirius as a financing entity, whether that 3.5 times total leverage target or range implied by their management team is still in play? And also, there had previously been talk of a holding company for Sirius. Would an intermediate holding company still be on the table?

Answer — Gregory Maffei

I’ll take the last part first. Yes, I think an intermediate holding company could still be on the table. And if you think about Sirius as an asset within the Liberty portfolio probably rather than a standalone entity, it probably could sustain greater leverage just for that fact alone. But we’ll evaluate that and look at the alternatives and weigh the cash flows and the capital structure as we go forward. But I don’t suspect we’ll be looking at less leverage than the targets management has outlined.

. . .

Question — Zach B. Miller, Portfolio Manager, Three Peaks Capital Management LLC

... Most of my questions have been answered. But I guess, maybe just tagging onto that last question in terms of a max leverage level, is there any thought on that? And then also thoughts on the covenants that are in the existing Sirius XM OpCo bonds that might restrict borrowing capacity, any thoughts on what you would do with those covenants? Thanks.

Answer — Gregory Maffei

Yes, I think we addressed those. I don’t think we’ve come up with a max borrowing level. And I think at some point there’s a HoldCo structure that’s been discussed to help work around some of the restrictions that are in the existing Sirius XM bonds.

. . .

Thank you all for joining us this afternoon, and we look forward to speaking to you again over the coming weeks and months about this transaction and other matters.

*****

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition of the shares of Sirius not currently owned Liberty and its subsidiaries, the issuance and trading of the Series C common stock, anticipated benefits of the proposed transaction, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of Liberty to negotiate mutually satisfactory definitive transaction documents with Sirius, the ability of Liberty and Sirius to complete any such proposed transaction, the ability of Liberty to complete the distribution of its Series C common shares, the ability of the combined company to realize the expected benefits of the proposed transaction, general market conditions, changes in law and government regulations and other matters affecting the business of Liberty. These forward-looking statements speak only as of the date of the foregoing transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell Liberty’s Series C common shares or Liberty’s existing common stock. The offer and sale of Series C common shares in the proposed transaction will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares in the proposed transaction. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filing together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the Series C common shares in the proposed transaction. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.